EXHIBIT 99.1

Neptune Announces Closing of CAD$2.5 Million Private Placement

LAVAL, Quebec, April 4, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today the closing of a private placement of CAD$2,503,320 of common shares of Neptune (the "Shares") at a price of CAD$2.76 per Share, resulting in a total of 907,000 Shares being issued today (the "Private Placement").

The Shares were all qualified under the Quebec Stock Savings Plan II (the "QSSP II") and were issued to The Fiera Capital QSSP II Investment Fund Inc. (the "Fiera QSSP Fund") and Cote 100 Inc. (collectively with the Fiera QSSP Fund, the "Funds"), which respectively acquired 725,000 and 182,000 Shares. The Shares could not be qualified under the QSSP II and subscribed for by the Funds under Neptune's public offering completed on March 5, 2014 (the "Public Offering"), due to the particular requirements of the QSSP II. Except for the qualification of the Shares issued to the Funds under the QSSP II, the terms of the Shares issued under the Private Placement are the same as those of the common shares of Neptune issued as part of the Public Offering.

The securities issued under the Private Placement are subject to a 4 month hold period. A commission of 6% of the gross proceeds of the Private Placement was paid to Euro Pacific Canada Inc. Neptune intends to allocate the proceeds from the Private Placement for general corporate and working capital purposes.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBioPharm"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com